April 23, 2009

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Heritage Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 0-29480

Dear Ms. Blume, Mr. Schroeder, Mr. Webb and Mr. Seaman:

We are responding to your comment letter dated April 6, 2009. We have addressed all of your comments below. On April 16, 2009, our attorney, J. Franklin McCreary, confirmed in separate phone conversations with Staff Accountant William J. Schroeder and Staff Attorney Michael Seaman that no amendments to the Form 10-K or the Definitive Proxy Statement on Schedule 14A are required or requested, and that all necessary disclosures may be addressed in future filings.

Item 1.	Business Supervision and Regulation - Emergency Economic Stabilization Act,. page 17

1. Please delete the last paragraph of this section.

Management Response:

Pursuant to the Staff’s comment, we will delete the last paragraph of the “Emergency Economic Stabilization Act” from future filings.

Item 5.	Market for the Registrant’s Common Equity .... , page 24

2. Revise the stock repurchase table to include only shares repurchased during the periods covered by the table in the “Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs” column.

Management Response:

The stock repurchase table will be revised in future filings to show only the shares that were repurchased in any of the three months of the quarter reported.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies Goodwill, page 29

3. It appears that your market capitalization is significantly below the book value of your equity and has been for consecutive quarters. Please tell us when you completed your annual impairment test. Additionally, advise us whether you have performed an interim impairment test in each of these periods. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered (e.g. reconciliation). If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment.

Management Response:

Goodwill is tested for impairment annually and between annual tests if an event occurs or circumstances change that might indicate the Company’s recorded value is more than its implied value. The Company’s goodwill is assigned to Heritage Bank and is evaluated for impairment at the Heritage Bank level (reporting unit).

Our goodwill impairment test involves a two-step process, when required. The first test for goodwill impairment is done by comparing the reporting units’ aggregate fair value to its carrying value. Absent other indicators of impairment, if the aggregate fair value exceeds the carrying value goodwill is not considered impaired and no additional analysis is necessary. If the carrying value of the reporting unit were to exceed the aggregate fair value a second test would be preformed to measure the amount of impairment loss, if any. To measure any impairment loss the implied fair value would be determined in the same manner as if the Company were being acquired in a business combination. If the implied fair value of goodwill were less than the recorded goodwill an impairment charge would be recorded for the difference.

We utilize the Company’s fair value as an indicator as it is readily available and Heritage Bank represents approximately 90% of the Company’s total common equity. We then determine if there are any specific factors that would indicate the Heritage Bank fair value would be substantially different than its relative percentage of the Company’s fair value.

For the quarters ending June 30, 2008 and September 30, 2008, due to poor overall economic conditions and declines in the Company’s stock price, we determined triggering events had occurred and conducted interim impairment tests of goodwill. The first test for the interim periods ending June 30 and September 30, 2008 and the first test for the annual period ending December 31, 2008 at the Company level were as follows:

	12/31/2008	09/30/2008	06/30/2008
	(000’s)	(000’s)	(000’s)
Aggregate Fair Value (Market Capitalization)	$82,069	$83,465	$106,049
Common Book Value of the Company	89,780	88,807	87,295

Market Capitalization over (under) Book Value	$(7,711)	$(5,342)	$18,754

Despite the book value being in excess of the market capitalization in the above test for the quarters ending September 30, 2008 and December 31, 2008 we did not consider goodwill impaired due to current market volatility and control purchase premiums in the banking industry. Additionally, there were no specific factors identified that would indicate the Heritage Bank fair value would be substantially different than its relative percentage of the Company’s fair value at June 30, 2008, September 30, 2008 and December 31, 2008.

The mean average one-day purchase premium was 27.29% and the median average was 23.64% for known purchase premiums paid from 2004 to 2006 for deals under $400 million (activity in 2007 and 2008 was not used since there was not significant activity in those years). The following table uses a 30-day average (business days and 30 days used to reduce the volatility in the market due to short term swings in prices) market value and a 20% purchase premium to calculate excess market cap:

	12/31/2008	09/30/2008
	(000’s)	(000’s)
Aggregate Fair Value (Market Capitalization) [a]	$98,081	$106,513
Common Book Value of the Company	89,780	88,807

Market Capitalization over (under) Book Value	$8,301	$17,706

a.	The market capitalization calculation uses a 30-day average (business days) from 11/25/2008 to 01/08/2009 ($12.20) for the period ending 12/31/2008 and a 30-day average (business days) from 09/03/2008 to 10/14/2008 ($13.26) for the period ending 09/30/2008.

Based on our analysis, we concluded that the reporting unit passed step 1 and there was no potential impairment of goodwill.

Item 8.	Financial Statements Notes to Consolidated Financial Statements Note (4)-Investment Securities, page F - 17

4. We note in June 2008, the Company recorded an other than temporary impairment charge of $1.1 million relating to its $9.6 million investment in the AMF Ultra Short Mortgage Fund (the “Fund”). Further, we note in July 2008, the Company redeemed its shares in the Fund for cash and securities and that in December 2008, the Company recorded an additional impairment charge of $668k related to credit downgrades of specific securities acquired in the redemption. Please tell us and revise your future filings to disclose:

•	the amount of shares in the Fund redeemed in cash vs. securities;

•	the type and accounting classification (HFS, HTM) of securities received;

•	the type, carrying value and fair value of securities deemed other than temporarily impaired at December 31, 2008; and

•	the type, carrying value and fair value of securities not deemed other than temporarily impaired at December 31, 2008 and why they were not also deemed other than temporarily impaired.

Management Response:

To address your comments, we propose including the following disclosure in future filings (dollars in thousands).

At June 30, 2008, the Company recorded an other-than-temporary impairment charge of $1,112 relating to its $9,600 investment in the AMF Ultra Short Mortgage Fund (the “Fund”). The net asset value of the Fund had declined primarily as a result of the uncertainty in spreads in the bond market for private label mortgage-related securities and credit downgrades to a small percentage of the underlying securities. In July 2008, the Company redeemed its 1,080,114 shares in the Fund for $1,629 in cash and securities with a fair value of $7,865. This redemption resulted in a loss of $147. The securities received, which were mortgage-backed securities and private collateralized mortgage obligations, were classified as “held to maturity” as the Company had the positive intent and ability to hold these securities until they matured. In December 2008, due to continued declines in market value and credit downgrades of specific securities acquired in the redemption, the Company recorded an additional impairment charge of $668 on private collateralized mortgage obligations with a carrying value of $856 and a fair value of $188. In total during 2008, the Company recorded losses of $1,927 relating to the Fund and the securities received in the redemption of the shares in the Fund.

The amortized cost and fair value as of December 31, 2008 of securities obtained in the Fund redemption are as follows:

	Amortized Cost	Fair Value
Mortgage-backed securities and collateralized mortgage obligations by issuer:
U.S. Government agencies	$2,580	$2,643
Private issuers	4,278	3,117

Totals	$6,858	$5,760

The unrealized losses associated with private collateralized mortgage obligations are related to securities backed by residential mortgages. We estimate loss projections for each security by assessing individual loans collateralizing the security and determining expected default rates and loss severities. Based upon our assessment of expected credit losses of the security given the performance of the underlying collateral compared to our credit enhancement, we concluded that these securities were not other-than-temporarily impaired at December 31, 2008.

5. We note gross unrealized losses on your collateralized mortgage obligations increased significantly from $0.2 million at December 31, 2007 to $1.1 million at December 31,2008. Please revise your future filings to disclose the nature and type of assets underlying these securities, for example, the types of loans (subprime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings. Provide us with your proposed future disclosure.

Management Response:

In future filings we will add a disclosure that will segregate private Collateral Mortgage Obligations (CMOs) (see #4 above for our private CMO portfolio) into type, year of issuance and credit ratings as well as year-to-date and cumulative impairment losses and year-to-date change in unrealized losses. See proposed future disclosure below.

	Par		Amortized		Fair		Aggregate Unrealized		Year-to-date Change in Unrealized		Year-to-date Impairment		Life-to-date Impairment		Ratings
	Value		Cost		Value		Gain/(Loss)		Gain/(Loss)		Charge		Charge (a)		AAA		AA		A		Other
Alt-A
2007	$	x	$	x	$	x	$	x	$	x	$	x	$	x	X	%	X	%	X	%	X	%
2006		x		x		x		x		x		x		x	X	%	X	%	X	%	X	%
2005		x		x		x		x		x		x		x	X	%	X	%	X	%	X	%
2004 and earlier		x		x		x		x		x		x		x	X	%	X	%	X	%	X	%

Total Alt-A		x		x		x		x		x		x		x	X	%	X	%	X	%	X	%
Prime
2008		X		X		X		X		X		X		X	X	%	X	%	X	%	X	%
2007		X		X		X		X		X		X		X	X	%	X	%	X	%	X	%
2006		X		X		X		X		X		X		X	X	%	X	%	X	%	X	%
2005		X		X		X		X		X		X		X	X	%	X	%	X	%	X	%
2004 and earlier		X		X		X		X		X		X		X	X	%	X	%	X	%	X	%

Total Prime		x		x		x		X		X		X		X	X	%	X	%	X	%	X	%

Total	$	x	$	x	$	x	$	x	$	x	$	x	$	x	x	%	x	%	x	%	x	%

(a)	Life-to-date impairment charge represents impairment charges recognized subsequent to redemption of the Fund.

Note 7- FHLB Advances and Stock, page F-19

6. Please tell us and revise your future filings to disclose whether you believe your investment in FHLB Seattle stock is other than temporarily impaired. Discuss the various positive and negative factors considered when making this determination. For example, regarding your December 31, 2008 analysis, discuss how you considered the fact that the FHLB Seattle is subject to a regulatory order that generally requires approval prior to redeeming or paying dividends on common stock and the fact that they incurred a net loss for the three months ended September 30, 2008.

Management Response:

Consistent with our accounting policy and SOP 01-6, management reviewed its investment in FHLB stock at December 31, 2008 for other than temporary impairment. As indicated by the pronouncement:

“when evaluating FHLB stock for impairment, its value should be determined based on the ultimate recoverability of the par value rather than by recognizing temporary declines in value. The determination of whether the decline affects the ultimate recoverability is influenced by criteria such as the following:

•	The significance of the decline in net assets of the FHLBs as compared to the capital stock amount for the FHLBs and the length of time this situation has persisted

•	Commitments by the FHLBs to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLBs

•	The impact of legislative and regulatory changes on the institutions and, accordingly, on the customer base of the FHLBs

•	The liquidity position of the FHLBs”

The evaluation of whether a decline is temporary or whether it affects the ultimate recoverability of the FHLB stock is ultimately made by the member institution based on the facts at the time. This consideration is influenced by (a) the materiality of the carrying amount to the member institution and (b) whether an assessment of the institution’s operational needs for the foreseeable future allow management to retain the stock until the value has been recovered.”

In our review for impairment, we considered the recent negative developments impacting the FHLB-Seattle, including the negative earnings report for the third quarter of 2008 referred to in the Staff’s comment, the reduced capital position of the FHLB-Seattle and the regulatory order in place at the FHLB-Seattle. We concluded that our investment in FHLB-Seattle stock was not other than temporarily impaired as of December 31, 2008 based on the following principal considerations:

•	The negative developments affecting the FHLB-Seattle had existed for a relatively short period of time (less than 6 months) in relation to the long-term nature of our investment.

•

Our stock position in the FHLB-Seattle is restricted in nature since the shares can only be redeemed by the FHLB-Seattle at par or sold by us to another participating (member) institution. In practice, the only market for this stock has been through redemption by the FHLB-Seattle at par. While there is currently a temporary restriction on the FHLB-Seattle’s ability to redeem its stock, we understand that the FHLB-Seattle has worked with its regulator on a capital and earnings plan that is acceptable to the regulator and it is our view that the restriction on redemptions is temporary in nature.

•	This investment is regulatory driven and long-term in nature.

•	The Company intends to hold this investment at least until the shares once again are redeemable at par and believes it has sufficient liquidity to hold the shares for that period of time.

•

The liquidity position of the FHLB-Seattle remains strong and a significant portion of the reduced earnings and capital of the FHLB-Seattle was due to non-cash impairment charges associated with long-term investments in debt securities. We understand that the impairment charges significantly exceed the amount of credit losses (cash flow shortfalls) the
FHLB-Seattle expects to incur on these securities. Additional time is necessary to determine the ultimate impact these impairment charges will have on the capital and liquidity of the FHLB-Seattle (and, consequently, whether our investment in
FHLB-Seattle stock might become other than temporarily impaired at some future date).

Based on the above, we propose to make the following disclosure in future filings:

The Company had an investment in FHLB stock at [period end], 2009 and December 31, 2008 carried at a cost basis (par value) of $— million and $— million, respectively. At each period end, the Company evaluates its investment for other-than-temporary impairment, consistent with its accounting policy. Based on our evaluation of the underlying investment, including the long-term nature of the investment, the liquidity position of the FHLB, the actions being taken by the FHLB to address its regulatory situation and our intent and ability to hold this investment for a period of time sufficient to recover the par value, the Company has not recognized an other-than-temporary impairment loss.

Item 9A.	Controls and Procedures Changes in Internal Control Over Financial Reporting, page 41

7. Amend your disclosure to address any change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Management Response:

The last sentence of the second paragraph of item 9A(ii)(a) will be revised in future filings to read as follows:

Based on our assessment, no change in the company’s internal controls has materially affected, or is reasonably likely to materially affect the company’s control over financial reporting, and we believe that, as of December 31,       , the company’s internal control over financial reporting is effective based on these criteria.

Item 11.	Executive Compensation Definitive Proxy Statement on Schedule 14A Compensation Discussion and Analysis, page 12

8. Please tell us why you have not disclosed the performance targets utilized in determining the annual incentive bonus amounts for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the specific net income targets that were used. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Management Response:

In the past, the Company has not disclosed performance targets as we deemed this as confidential financial information. However, if Heritage’s Compensation Committee determines the performance targets are material and their disclosure will not cause competitive harm, the targets will be disclosed in future Compensation Committee reports.

9. Please tell us whether you engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components. If so, identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Management Response:

Historically, the Heritage Compensation Committee has not engaged in benchmarking of total compensation. If, in the future, the Heritage Compensation Committee engages in any benchmarking of total compensation or any material element of compensation, a disclosure of the benchmarking used will be included in the Compensation Committee report.

Compensation Committee Report, page 23

10. We note that the Compensation Committee Report does not include the compensation committee’s certification that it has reviewed with senior risk officers the senior executive officers’ incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage senior executive officers to take unnecessary and excessive risks that threaten the value of the financial institution. Please tell us why you have not included this certification. Refer to TARP Capital Purchase Program, Interim Final Rule, 73 FR 62205, October 20, 2008.

Management Response:

The Heritage Financial Corporation transaction under the U. S. Department of the Treasury Troubled Asset Relief Program (TARP) Capital Purchase Program (CPP) was consummated on November 21, 2008.

On January 16, 2009, the Treasury Department issued additional executive compensation rules under TARP.

The January 16, 2009, rules require the Chief Executive Officer (CEO) to certify within 120 days of the closing date of the Securities Purchase Agreement that the Compensation Committee reviewed within 90 days of the closing, the senior executives’ incentive compensation arrangements with the senior risk officers to ensure that these arrangements do not encourage senior executives to take unnecessary and excessive risks that could threaten the value of the financial institution. Based on the above, the Compensation Committee’s review was to be completed in February, but the CEO certification was not due until March 21, 2009.

The Heritage Financial definitive proxy material was filed on March 6, 2009, before the CEO certification was required. Accordingly, we do not believe it was appropriate or required to include the Compensation Committee’s certification in the proxy material filed on March 6th.

The CEO certification was sent to the Office of the Special Inspector General of the TARP by March 21, 2009, as required.

We did include language referencing the Compensation Committee’s responsibilities and review of the compensation programs for the Senior Executive Officers to determine that the Company has not taken excessive or unnecessary risks with incentive plans and/or noted the certification of this review on pages 11, 13 and 23 of the definitive proxy. In future years, Heritage will include any required TARP certification of the Compensation Committee in the Compensation Committee’s report included in the definitive proxy statement.

Item 13.	Certain Relationships and Related Transactions Definitive Proxy Statement on Schedule 14A Interest of Management in Certain Transactions, page 25

11. We note the disclosure that transactions with directors and executive officers were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that all such transactions were loans and that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K. In addition, delete the “in the opinion of management” qualification from the last sentence of that paragraph.

Management Response:

We confirm that all transactions between directors and executive officers of Heritage and its subsidiary banks were loans. When all such transactions are loans, future disclosures will be as follows:

All transactions between Heritage Bank and Central Valley Bank and its executive officers and directors, and their associates, were loans made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the lender, and did not involve more than the normal risk of repayment or present other unfavorable features.

Item 15.	Exhibits and Financial Statement Schedules, page 43

12. We note disclosure in your definitive proxy statement regarding a non-binding letter of understanding with Donald V. Rhodes pursuant to which Mr. Rhodes receives an annual salary of $75,000. We also note disclosure regarding an Incentive Plan pursuant to which executives may receive cash bonus awards. Please tell us why those documents are not listed in your exhibit index. Additionally, it appears that your entry into the letter of understanding and your adoption of the Incentive Plan were never reported on Form 8-K. Please tell us why you concluded that it was not necessary to report those events.

Management Response:

The entry into the non-binding Letter of Understanding with Donald V. Rhodes was not reported on Form 8-K, because we did not believe such report was required in that the Letter of Understanding does not create a material obligation enforceable against Heritage Financial Corporation. It simply sets forth an employment at will arrangement with Mr. Rhodes for an amount which is considered to be immaterial to Heritage and which can be terminated at any time.

The Company has not viewed the management incentive plan as a binding contract nor have we deemed this to be a material definitive agreement outside of the ordinary course of our business. Accordingly, we have not filed a Form 8-K for our management incentive plan.

Exhibit 31

13. We note that your certifications included as Exhibit 31 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601 (b )(31) of Regulation S-K. In particular, the word “annual” has been added to paragraphs 2, 3 and 4 and the language “(or persons performing the equivalent functions)” has been deleted from paragraph 5. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Management Response:

Pursuant to the Staff’s comment, future filings will be revised to reflect the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission Statements or staff interpretations.

The company acknowledges that;

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you find that after reviewing our responses you still have remaining questions please don’t hesitate to contact me at 360-570-7379.

Sincerely,

/s/ Donald J. Hinson
Donald J. Hinson
SVP, Chief Financial Officer